BD

04017187

SECURI[...] [...]MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-57857

SEC MAIL PROCESSING RECEIVED APR 13 2004 WASH, D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StoneBridge Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 2nd Ave. Suite 575
(No. and Street)

Seattle (City) WA (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael H. Hendrickson 206-770-9700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerrel International CPA & Advisor LLC
(Name — *if individual, state last, first, middle name*)

720 Third Ave. Suite 1611 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Hendrickson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneBridge Securities LLC, as of April 8, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANTHONY L. THOME NOTARY PUBLIC COMMISSION EXPIRES 5-04-06 STATE OF WASHINGTON

Notary Public

Signature

Managing Principal

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LORAL INTERNATIONAL CPA & ADVISOR, L.L.C.

Member of the Public Company Accounting Oversight Board

Seattle Office : 720 Third Avenue, Suite 1611, Seattle, WA 98104
Telephone: (206) 264-8065 Fax: (206) 264 7971

April 6, 2004

Mr. Michael Hendrickson

Stonebridge Securities, LLC

2505 2nd Avenue, Suite 515

Seattle, WA 98121

Dear Mr. Hendrickson:

This letter responds to the comment made by NASD (dated March 23, 2004) regarding the statement which is to indicate if any material difference between the audited Computation of Net Capital and the unaudited Net Capital included in the Focus Report (Part II A Quarterly 17a-5(a)) for the forth quarter ended December 31, 2003.

After review the adjusted Focus Report for the quarter ended December 31, 2003 (filed on April 2, 2004), we did not note any material difference between the net capital prepared by Stonebridge Securities, LLC, and our audited net capital as of December 31, 2003.

Consequently, we are issuing the attached statement to indicate the same. You may wish to send the attached CPA statement to the offices specified in the letter from NASD.

Sincerely yours,

Loral International CPA & Advisor, LLC

Loral International CPA & Advisor, LLC
Albany, New York

Attachment: An auditor's statement on the Computation of Net Capital, Under Rule 15c3-1.

Attachment

STONEBRIDGE SECURITIES LLC
(f.k.a. Base Capital Securities LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2003

Aggregate indebtedness	$	14,220
Net Capital		
Total members' equity	$	28,110
Adjustments to net capital pursuant to Rule 15c3-1:		
Accounts receivable		(4,000)
Equipment, net of accumulated depreciation of $7,826		(2,615)
		(6,615)
Net capital before haircuts on securities (tentative net capital)		21,495
Haircut on equity securities		(2,924)
NET CAPITAL		18,571
Minimum net capital requirement		5,000
Excess net capital over minimum requirement	$	13,571
Ratio of aggregate indebtedness to net capital		0.766:1

There was no material difference between the broker-dealer's computation of net capital, as reported in the fourth quarter unaudited FOCUS Form X-17a-5 Part IIA, and the audited computation above.

This page is to replace Schedule 1 (Page 10) of the audited financial statements of Stonebridge Securities, LLC for the year ended December 31, 2003, made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d).

Goral CPA